Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On June 23, 2019, US Ecology, Inc. (f/k/a as US Ecology Parent, Inc.) (“US Ecology” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NRC Group Holdings Corp., a Delaware corporation (“NRCG”), US Ecology Holdings, Inc. (f/k/a US Ecology, Inc.) (“Predecessor US Ecology”), Rooster Merger Sub, Inc., a Delaware corporation (“NRCG Merger Sub”), and ECOL Merger Sub, Inc., a Delaware corporation (“ECOL Merger Sub”).

On November 1, 2019, pursuant to and subject to the conditions set forth in the Merger Agreement, ECOL Merger Sub merged with and into US Ecology Holdings, Inc. (“Predecessor US Ecology”) (the “ECOL Merger”), with Predecessor US Ecology continuing as the surviving company and as a wholly-owned subsidiary of the Company. Substantially concurrently therewith, NRCG Merger Sub merged with and into NRCG (the “NRCG Merger,” and, together with the ECOL Merger, the “Mergers”), with NRCG continuing as the surviving company and as a wholly-owned subsidiary of the Company. Following the completion of the Mergers, the Company contributed all of the issued and outstanding equity interests of NRCG to Predecessor US Ecology so that, after such contribution, NRCG became a wholly-owned subsidiary of Predecessor US Ecology.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019, combines the historical consolidated balance sheets of Predecessor US Ecology and NRCG, giving effect to the Mergers as if they had occurred on September 30, 2019. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2019 and for the year ended December 31, 2018 combine the historical consolidated statements of operations of Predecessor US Ecology and NRCG, giving effect to the Mergers as if they had occurred on January 1, 2018, the first day of the fiscal year ended December 31, 2018. The unaudited pro forma condensed combined financial statements have been prepared by US Ecology in accordance with the regulations of the SEC. Based on a comprehensive review of the requirements of ASC 805, Business Combinations, US Ecology management concluded that US Ecology is the accounting acquirer based on a number of factors, including that, following the Mergers, (i) stockholders of Predecessor US Ecology own a majority of the voting rights of US Ecology, (ii) the composition of the US Ecology board of directors is identical to the Predecessor US Ecology board of directors immediately prior to the closing of the Mergers and (iii) the composition of the management team of US Ecology is identical to the composition of the management team of Predecessor US Ecology immediately prior to the closing of the Mergers. As a result, following the Mergers, the historical financial statements of Predecessor US Ecology became the historical financial statements of US Ecology. The Mergers are considered a business combination and therefore the unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting under GAAP. Under the acquisition method of accounting for purposes of these unaudited pro forma condensed combined financial statements, management of US Ecology and NRCG have determined a preliminary purchase price, calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements. The NRCG assets acquired and liabilities assumed in connection with the Mergers are recorded at their estimated acquisition date fair values. A final determination of these estimated fair values will be based on the actual net assets of NRCG that exist as of the date of completion of the Mergers.

The unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments that are described in the accompanying notes and have been presented for informational purposes only. The unaudited pro forma condensed combined financial statements and pro forma adjustments have been prepared based on preliminary estimates of fair value of assets acquired and liabilities assumed using estimates and assumptions that US Ecology believes are reasonable based on the information that is currently available to it. Differences between these preliminary estimates and the final acquisition accounting will occur and those differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies, synergies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Predecessor US Ecology and NRCG been a combined company during the specified periods.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS
AS OF SEPTEMBER 30, 2019
(In thousands)

	Historical		Pro Forma
	US Ecology, Inc.	NRC Group Holdings Corp.	Adjustments (Note 3)		Pro Forma Combined
Assets

Current Assets:
Cash and cash equivalents	$21,074	$20,284	$44,575	{a}	$85,933
Receivables, net	155,826	98,577	—		254,403
Inventory	—	7,730	—		7,730
Prepaid expenses and other current assets	16,014	6,382	—		22,396
Income taxes receivable	4,786	—	—		4,786
Total current assets	197,700	132,973	44,575		375,248

Property and equipment, net	273,781	158,976	38,107	{b}	470,864
Operating lease assets	17,496	—	33,487	{c}	50,983
Restricted cash and investments	5,045	—	—		5,045
Intangible assets, net	275,983	72,910	316,090	{d}	664,983
Goodwill	219,181	53,003	446,568	{d}	718,752
Other assets	10,963	3,940	—		14,903
Total assets	$1,000,149	$421,802	$878,827		$2,300,778

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable	$23,162	$37,071	$—		$60,233
Deferred revenue	12,278	2,327	—		14,605
Accrued liabilities	33,644	13,431	14,600	{e}	61,675
Accrued salaries and benefits	19,469	4,816	—		24,285
Current portion of contingent consideration	—	7,514	—		7,514
Current portion of long-term debt	—	3,431	(67	){f}	3,364
Current portion of equipment loan	—	1,237	—		1,237
Short-term borrowings	1,535	57,000	(57,000	){f}	1,535
Current portion of closure and post-closure obligations	2,196	658	—		2,854
Current portion of operating lease liabilities	4,914	—	10,232	{c}	15,146
Total current liabilities	97,198	127,485	(32,235)		192,448

Long-term contingent consideration	—	3,448	—		3,448
Long-term debt	354,000	328,681	110,237	{f}	792,918
Long-term closure and post-closure obligations	78,203	716	—		78,919
Long-term operating lease liabilities	12,590	—	23,255	{c}	35,845
Other long-term liabilities	3,792	14,814	—		18,606
Deferred income taxes, net	68,399	—	114,704	{g}	183,103
Total liabilities	614,182	475,144	215,961		1,305,287

Commitments and contingencies

Stockholders’ Equity:
Preferred Stock	—	102,967	(102,967	){h}	—
Common stock	221	4	89	{h}	314
Additional paid-in capital	185,940	20,097	605,842	{h}	811,879
Retained earnings (accumulated deficit)	214,013	(169,822)	153,314	{h}	197,505
Treasury stock, at cost	(772)	—	—		(772)
Accumulated other comprehensive loss	(13,435)	(6,588)	6,588	{h}	(13,435)
Total stockholders’ equity (deficit)	385,967	(53,342)	662,866		995,491
Total liabilities and stockholders’ equity	$1,000,149	$421,802	$878,827		$2,300,778

See accompanying notes to pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2019
(In thousands)

	Historical		Reclassification		Pro Forma
	US Ecology, Inc.	NRC Group Holdings Corp.	Adjustments (Note 4)		Adjustments (Note 4)		Pro Forma Combined

Revenue	$454,241	$324,324	$—		$(1,911	){c}	$776,654
Direct operating costs	312,877	229,129	26,042	{a}	(1,911	){c}	555,166
			—		(5,247	){d}
			—		(5,724	){e}
Gross profit	141,364	95,195	(26,042)		10,971		221,488

Selling, general and administrative expenses	77,683	97,759	(26,042	){a}	20,990	{d}	161,597
			—		(301	){e}
			—		(8,492	){f}
Operating income (loss)	63,681	(2,564)	—		(1,226)		59,891
Other income (expense):
Interest income	567	9	—		—		576
Interest expense	(11,509)	(22,933)	—		6,768	{g}	(27,674)
Foreign currency gain (loss)	(613)	61	—		—		(552)
Other	342	(360)	—		—		(18)
Total other income (expense)	(11,213)	(23,223)	—		6,768		(27,668)

Income (loss) before income taxes	52,468	(25,787)	—		5,542		32,223
Income tax expense (benefit)	15,864	2,973	—		1,496	{h}	20,333

Net income (loss)	$36,604	(28,760)	$—		$4,046		$11,890

Earnings (loss) per share:
Basic	$1.66	$(0.91)					$0.38
Diluted	$1.65	$(0.91)					$0.38

Shares used in earnings (loss) per share calculation:
Basic	22,002	37,504			(28,208	){i}	31,298
Diluted	22,212	37,504			(28,032	){i}	31,684

See accompanying notes to pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018
(In thousands)

	Historical		Reclassification		Pro Forma
	US Ecology, Inc.	NRC Group Holdings Corp.	Adjustments (Note 4)		Adjustments (Note 4)		Pro Forma Combined

Revenue	$565,928	$360,170	$—		$(2,151	){c}	$923,947
Direct operating costs	395,834	242,208	28,695	{a}	(2,151	){c}	665,732
			—		(5,331	){d}
			—		6,477	{e}
Gross profit	170,094	117,962	(28,695)		(1,146)		258,215

Selling, general and administrative expenses	92,340	139,427	(28,695	){a}	28,075	{d}	231,488
			—		341	{e}
Impairment charges	3,666	—	—		—		3,666

Operating income (loss)	74,088	(21,465)	—		(29,562)		23,061

Other income (expense):
Interest income	215	—	—		—		215
Interest expense	(12,130)	(22,122)	(3,610	){b}	386	{g}	(37,476)
Foreign currency gain	55	50			—		105
Other	2,630	(3,423)	3,610	{b}	—		2,817
Total other income (expense)	(9,230)	(25,495)	—		386		(34,339)

Income (loss) before income taxes	64,858	(46,960)	—		(29,176)		(11,278)
Income tax expense (benefit)	15,263	297	—		(7,877	){h}	7,683
Net income (loss)	$49,595	$(47,257)	$—		$(21,299)		$(18,961)

Earnings (loss) per share:
Basic	$2.27	$(1.95)					$(0.61)
Diluted	$2.25	$(1.95)					$(0.61)

Shares used in earnings (loss) per share calculation:
Basic	21,888	25,003			(15,707	){i}	31,184
Diluted	22,047	25,003			(15,866	){i}	31,184

See accompanying notes to pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF TRANSACTION AND BASIS OF PRO FORMA PRESENTATION

Description of Transaction

On June 23, 2019, US Ecology entered the Merger Agreement with NRCG, Predecessor US Ecology, NRCG Merger Sub and ECOL Merger Sub, on November 1, 2019, the Mergers were consummated.  Pursuant to the terms of the Merger Agreement, ECOL Merger Sub merged with and into Predecessor US Ecology, with US Ecology as the surviving entity and continuing as a wholly-owned subsidiary of US Ecology and, simultaneously therewith, Rooster Merger Sub merged with and into NRCG, with NRCG as the surviving entity and continuing as a wholly-owned subsidiary of US Ecology.

In the ECOL Merger, each share of Predecessor US Ecology common stock, par value $0.01 per share (“Predecessor US Ecology Common Stock”), issued and outstanding immediately prior to the effective time of the Mergers (the “Effective Time”) (other than cancelled shares) was converted into the right to receive (1) one share of US Ecology common stock, par value $0.01 per share (“Holdco Common Stock”) and (2) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of shares of Predecessor US Ecology Common Stock in accordance with the Merger Agreement. Outstanding equity awards of Predecessor US Ecology were assumed by US Ecology and converted into equity awards at US Ecology on a one-for-one basis as set forth in the Merger Agreement and described herein in the Registration Statement on Form S-4 (Registration No. 333-232930) originally filed by US Ecology on August 1, 2019 (the “Registration Statement”) under the section entitled “The Merger Agreement—Treatment of US Ecology Stock Options, Restricted Stock Units, Performance Stock Units and Restricted Shares.” Each share of Predecessor US Ecology Common Stock that was held by Predecessor US Ecology as treasury stock or that was owned by US Ecology, ECOL Merger Sub, Predecessor US Ecology or any of their respective direct or indirect wholly-owned subsidiaries as of immediately prior to the Effective Time was automatically cancelled and ceased to exist, without any conversion thereof, and no consideration was be delivered in exchange therefor.

In the NRCG Merger, each share of NRCG Common Stock issued and outstanding immediately prior to the Effective Time (other than cancelled shares) was converted into the right to receive, and became exchangeable for (1) 0.196 (the “NRCG Exchange Ratio”) of a share of Holdco Common Stock for each share of NRCG Common Stock, (2) any cash in lieu of fractional shares of Holdco Common Stock payable pursuant to the Merger Agreement and (3) any dividends or other distributions to which the holder thereof became entitled to upon the surrender of such shares of NRCG Common Stock in accordance with the Merger Agreement. Each share of NRCG Series A Preferred Stock issued and outstanding immediately prior to the Effective Time was converted into the right to receive, and became exchangeable for (1) a whole number of shares of Holdco Common Stock equal to the product of (a) the number of shares of NRCG Common Stock that such share of NRCG Series A Preferred Stock could be converted into at the Effective Time (including Fundamental Change Additional Shares and Accumulated Dividends (each as defined in the NRCG Series A Certificate of Designation)) multiplied by (b) the NRCG Exchange Ratio, (2) any cash in lieu of fractional shares of Holdco Common Stock payable pursuant to the Merger Agreement and (3) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such shares of NRCG Series A Preferred Stock in accordance with the Merger Agreement. In the NRCG Merger, each share of NRCG Common Stock or NRCG Series A Preferred Stock that was owned by NRCG, Rooster Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries immediately prior to the Effective Time was automatically cancelled and ceased to exist, without any conversion thereof, and no consideration will be delivered in exchange therefor.

Also at the Effective Time, Predecessor US Ecology caused all shares of Holdco Common Stock that were issued and outstanding immediately prior to the Effective Time to be surrendered and cancelled and cease to exist, with no consideration delivered in exchange therefor.

At the Effective Time and by virtue of the NRCG Merger, in exchange for each outstanding warrant to purchase NRCG Common Stock (each, an “NRCG Warrant”) issued pursuant to that certain Warrant Agreement, dated as of June 22, 2017 (the “NRCG Warrant Agreement”), between Continental Stock Transfer & Trust Company and NRCG, US Ecology issued a replacement warrant (a “Replacement Warrant”) that complies with and satisfies the applicable terms and conditions under the NRCG Warrant Agreement to each holder of an NRCG Warrant providing that such

Replacement Warrant will be exercisable for a number of shares of Holdco Common Stock equal to the product (rounded to the nearest whole number) of (1) the number of shares of NRCG Common Stock that would have been issuable upon the exercise of the NRCG Warrant immediately prior to the Effective Time and (2) the NRCG Exchange Ratio, at an exercise price equal to the quotient obtained by dividing (a) the pre-NRCG Merger exercise price ($11.50 per share) by (b) the NRCG Exchange Ratio.

Outstanding shares of NRCG equity awards were converted into equity awards of US Ecology pursuant to the mechanics set forth in the Merger Agreement and described in the Registration Statement under the section entitled “The Merger Agreement—Treatment of NRCG Stock Options and Restricted Stock Units.”

In addition, US Ecology incurred a new $450.0 million seven-year term loan (the “Term Loan”), the proceeds of which were used to repay NRCG’s existing term loan and revolving credit facility and to pay transaction fees and expenses associated with the Mergers, with the remaining proceeds used to pay down US Ecology’s existing revolving credit facility. The Term Loan bears interest at a base rate plus 1.25% or LIBOR plus 2.25% (with a step-up to base rate plus 1.50% or LIBOR plus 2.50% in the event US Ecology does not have a BB (with a stable or better outlook) or better from S&P and Ba2 (with a stable or better outlook) or better from Moody’s), at US Ecology’s option. Interest only payments are due either quarterly or on the last day of any interest period (or, if such interest period extends over three months, at the end of each three month interval during such interest period), as applicable. The Term Loan is subject to amortization in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount of the Term Loan with the remainder due at maturity. The debt financing closed simultaneously with the closing of the transactions contemplated under the Merger Agreement.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements use the historical financial statements of Predecessor US Ecology and NRCG, which are prepared in accordance with GAAP, and include pro forma adjustments to present the pro forma financial position and results of operations of the combined company pursuant to the rules and regulations of Article 11 of Regulation S-X of the SEC. The historical financial statements of Predecessor US Ecology and NRCG have only been adjusted to show pro forma effects that are (i) directly attributable to the Mergers, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined company’s results.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019, combines the historical consolidated balance sheets of Predecessor US Ecology and NRCG, giving effect to the Mergers as if they had occurred on September 30, 2019. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2019 and for the year ended December 31, 2018 combine the historical consolidated statements of operations of Predecessor US Ecology and NRCG, giving effect to the Mergers as if they had occurred on January 1, 2018, the first day of the fiscal year ended December 31, 2018. Based on the terms of the Mergers, US Ecology’s management has concluded that US Ecology is the acquiring company for accounting purposes and the Mergers will be accounted for as a business combination in accordance with GAAP. Accordingly, the assets and liabilities of US Ecology will be reported at their respective historical carrying values and the acquired net assets of NRCG will be recorded as at their fair values. For the purpose of these unaudited pro forma condensed combined financial statements, management of US Ecology has determined a preliminary purchase price for the business combination, and such amount has been calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements. The net assets acquired in connection with the Mergers are at their estimated fair values. A final determination of these estimated fair values will be based on the actual net acquired assets of NRCG as of the Effective Time of the Mergers.

The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Predecessor US Ecology as disclosed in Predecessor US Ecology’s audited consolidated financial statements as of and for the year ended December 31, 2018 and Predecessor US Ecology’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2019.

Prior to the Effective Time, NRCG is an “emerging growth company” as defined in the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, which is generally one year later than public companies.

Predecessor US Ecology’s net sales presented in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2019 and for the year ended December 31, 2018 have been accounted for under the provisions of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Due to its emerging growth company status, Topic 606 will be effective for NRCG’s fiscal year 2019 and interim periods thereafter. NRCG’s management has completed its preliminary assessment of the financial statement impact of Topic 606 and does not expect it to have a material impact on its financial position or results of operations. Accordingly, no adjustment to NRCG’s net sales in the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2019 and for the year ended December 31, 2018 has been made.

Predecessor US Ecology’s operating and financing lease liabilities and corresponding right-of-use assets presented in the unaudited pro forma condensed combined balance sheet as of September 30, 2019 have been accounted for under the provisions of ASU No. 2016-02, Leases (Topic 842), as amended. Due to its emerging growth company status, Topic 842 was effective for NRCG’s annual and interim periods beginning after December 15, 2019. NRCG’s management has completed its preliminary assessment of the financial statement impact of Topic 842, resulting in the pro forma recognition of operating and financing lease liabilities and corresponding right-of-use assets of $33.5 million as of September 30, 2019.

After considering NRCG’s pro forma adoption of Topic 606 and Topic 842, as well as reclassifications set forth in Note 4, a preliminary analysis indicates that Predecessor US Ecology’s remaining accounting policies are similar in all material respects to those of NRCG. US Ecology intends to perform a more detailed review of NRCG’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial information.

Certain reclassifications have been reflected in the pro forma adjustments to conform NRCG’s presentation to Predecessor US Ecology’s in the unaudited pro forma condensed combined balance sheet and statements of operations. Note 4 sets forth additional information about reclassifications and adjustments necessary to conform NRCG’s financial statements to the accounting policies and presentation used by Predecessor US Ecology.

NOTE 2. CALCULATION OF ESTIMATED MERGER CONSIDERATION AND PRELIMINARY PURCHASE PRICE ALLOCATION

The fair value of the merger consideration to be transferred upon completion of the Mergers includes (1) the fair value of US Ecology Common Stock issued to NRCG stockholders, (2) the fair value of NRCG Warrants that were exchanged for Replacement Warrants, (3) the fair value attributable to the precombination service period of NRCG replacement restricted stock units (“RSUs”) that were exchanged for replacement US Ecology RSUs (4) the fair value of NRCG stock options that were exchanged for replacement US Ecology stock options and (5) US Ecology’s repayment of NRCG’s interest bearing debt, as provided for in the Merger Agreement and in connection with the consummation of the Mergers. The estimated merger consideration is as follows:

$s in thousands, except per share/warrant/RSU/option data	September 30, 2019

Common and Preferred Shares:
NRCG common shares outstanding at September 30, 2019 (1)	38,050,385
NRCG 7.00% Series A Convertible Cumulative Preferred Shares outstanding at September 30, 2019, converted to common shares (2)	9,378,209
Total NRCG common shares	47,428,594
Exchange ratio	0.196
Shares of Holdco Common Stock to be issued to NRCG shareholders	9,296,004
Estimated fair value per share of Holdco Common Stock (3)	$62.23
Fair value of Holdco Common Stock to be issued	$578,490
Warrants:
NRCG Warrants outstanding at September 30, 2019 (1)	19,248,741
Exchange ratio	0.196
Replacement Warrants to be issued to NRCG Warrant holders	3,772,753
Estimated fair value per warrant (4)	$11.89
Fair value of Replacement Warrants to be issued	$44,858
RSUs:
NRCG RSUs outstanding at September 30, 2019 (1)	904,875
Exchange ratio	0.196
Replacement RSUs to be issued to NRCG RSU holders	177,356
Estimated fair value per RSU (5)	$62.23
Fair value of replacement RSUs to be issued	$11,037
Vesting percentage attributable to precombination service period	19.4%
Fair value of replacement RSU purchase consideration	$2,141
Stock Options:
NRCG stock options outstanding at September 30, 2019 (1)	150,000
Exchange ratio	0.196
Replacement stock options to be issued to NRCG stock option holders	29,400
Estimated fair value per stock option (6)	$18.46
Fair value of replacement stock options to be issued	$543
Other Consideration:
Estimated repayment of NRCG’s term loan and revolving credit facility	$397,707
Total preliminary accounting consideration	$1,023,739

(1)             The actual number of shares of US Ecology Common Stock issued to NRCG stockholders upon the completion of the Mergers will be based on the actual number of shares of NRCG Common Stock issued and outstanding at the Effective Time of the Mergers. Likewise, the number of NRCG Warrants, NRCG stock options and NRCG RSUs that will be converted into Replacement Warrants, US Ecology stock options and US Ecology RSUs upon completion of the Mergers will be based on the actual number of awards that are outstanding at the Effective Time of the Mergers. Accordingly, the total purchase price for the Mergers will differ from the amount in the unaudited pro forma condensed combined financial statements, however, that difference is not expected to be material.

(2)             1,050,000 shares of NRCG Series A Preferred Stock outstanding at September 30, 2019 exchanged for common shares in accordance with the terms of the Merger Agreement and the formulas set forth in the NRCG Series A Certificate of Designation.

(3)             The fair value of Holdco Common Stock of $62.23 per share as of September 30, 2019, is based on the closing price of Predecessor US Ecology Common Stock on October 31, 2019, the day immediately preceding the consummation of the Mergers on November 1, 2019.

(4)             The fair value of Replacement Warrants of $11.89 per share as of September 30, 2019, was based on the closing price of NRCG Warrants (NYSE: NRCG.WS) of $2.33 on October 31, 2019, the day immediately preceding the consummation of the Mergers on November 1, 2019, divided by the exchange ratio of 0.196.

(5)             The fair value of US Ecology replacement RSUs of $62.23 per share as of September 30, 2019, is based on the closing price of Predecessor US Ecology Common Stock on October 31, 2019, the day immediately preceding the consummation of the Mergers on November 1, 2019.

(6)             The fair value of the assumed vested replacement stock options of $18.46 per option as of September 30, 2019 was calculated under the Black-Scholes option pricing model, with the following assumptions: closing price of Predecessor US Ecology Common Stock of $62.23 on October 31, 2019, the day immediately preceding the consummation of the Mergers on November 1, 2019, strike price of $52.30 per option based on original strike price of $10.25 per option divided by the exchange ratio of 0.196, dividend yield of 1.2%; expected volatility of 30.6%; average risk-free interest rate of 1.6%; and an expected term of 3.8 years.

Under the acquisition method of accounting, the total purchase price and the acquired tangible and intangible assets and assumed liabilities of NRCG are recorded based on their estimated fair values as of the Effective Time of the Mergers. The excess of the consideration paid over the estimated fair values of net assets acquired will be recorded as goodwill on the unaudited condensed combined consolidated balance sheet.

The preliminary purchase price was allocated among the assets acquired and liabilities assumed using NRCG’s balance sheet as of September 30, 2019 as follows:

$s in thousands	September 30, 2019

Cash and cash equivalents	$20,284
Receivables	98,577
Inventory	7,730
Prepaid expenses and other current assets	6,382
Property and equipment	197,083
Operating lease assets	33,487
Intangible assets	389,000
Goodwill	499,571
Other assets	3,940
Total Assets	1,256,054
Accounts payable	37,071
Deferred revenue	2,327
Accrued liabilities	7,274
Accrued salaries and benefits	4,816
Short-term borrowings	1,237
Current portion of operating lease liabilities	10,232
Current portion of contingent consideration	7,514
Other current liabilities	4,907
Long-term contingent consideration	3,448
Long-term closure and post-closure obligations	716
Long-term operating lease liabilities	23,255
Other long-term liabilities	14,814
Deferred income taxes, net	114,704
Total Liabilities	232,315
Net assets acquired	$1,023,739

The final amounts allocated to NRCG’s assets and liabilities could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. A decrease in the fair value of NRCG’s assets or an increase in the fair value of NRCG’s liabilities from the preliminary valuations presented would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the Mergers.

Preliminary property and equipment assets in the unaudited pro forma condensed combined financial information consist of the following:

$s in thousands	Estimated Fair Value	Weighted Average Depreciation Period (Years)

Machinery and equipment	$58,749	5
Vehicles and trailers	44,142	4
Vessels and equipment	26,087	13
Land improvements	38,459	13
Leasehold improvements	8,828	12
Equipment,furniture and fixtures	4,487	3
Computer systems/license fees	2,395	3
Construction in progress	13,936	n/a
Total property and equipment	$197,083

Depreciation related to the property and equipment assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations based on the estimated useful lives above and as further described in Note 4(e). The property and equipment assets and related deprecation are preliminary and are based on preliminary valuations prepared by third-party advisors and reviewed by management. If the value of the property and equipment assets is higher than the amounts included in these unaudited pro forma condensed combined financial statements, it may result in higher depreciation expense than is presented in the unaudited pro forma condensed combined statement of operations. Any such increases could be material, and could result in US Ecology’s actual future financial condition and results of operations differing materially from those presented in the unaudited pro forma condensed combined financial statements.

Identified intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, US Ecology assumed that all assets will be used in a manner that represents the highest and best use of those assets. Preliminary identified intangible assets in the unaudited pro forma condensed combined financial information consist of the following:

$s in thousands	Estimated Fair Value	Weighted Average Amortization Period (Years)

Amortizing intangible assets:
Customer relationships - noncontractual (1)	$292,300	15
Customer relationships - contractual (2)	33,600	7
Permits and licenses (3)	9,600	16
Tradenames (4)	7,300	2
Total identified amortizing intangible assets	342,800
Non-amortizing intangible assets:
Permits and licenses (5)	46,200	n/a
Total identified intangible assets	$389,000

(1)             The preliminary fair value of noncontractual customer relationships was estimated under an income approach using the “multi-period excess earnings” method which considers the present value of net cash flows expected to be generated by the intangible asset by excluding any cash flows related to contributory assets. Significant assumptions used to estimate the preliminary fair value of noncontractual customer relationships under this method include the estimated customer attrition rate, the estimated contributory asset charges and the concluded discount rate.

(2)             The preliminary fair value of contractual customer relationships was estimated under an income approach using the “lost profits” method which considers the loss of economic profits under a hypothetical condition where the intangible asset does not exist and needs to be re-created. Cash flows are calculated both including and excluding the intangible asset and the difference in cash flows is discounted to a present value. Significant assumptions used to estimate the preliminary fair value of contractual customer relationships under this method include the estimated financial performance without the contractual customer relationships in place, the estimated time needed to re-create the contractual customer relationships, the estimated customer attrition rate and the concluded discount rate.

(3)             The preliminary fair value of amortizing permits and licenses was estimated under a cost approach which considers the cost to acquire a similar or substitute asset of equivalent utility. Significant assumptions used to estimate the preliminary fair value of amortizing permits and licenses under this method include the labor costs, advisory fees, and other expenses estimated to be incurred to obtain the permits and licenses.

(4)             The preliminary fair value of tradenames was estimated under a combination of an income approach and a market approach using the “relief-from-royalty” method which considers the market-based royalty a company would pay to enjoy the benefits of the tradename in lieu of actual ownership of the tradename. The hypothetical stream of royalty payments is then discounted to a present value. Significant assumptions used to estimate the preliminary fair value of tradenames under this method include the estimated royalty rate and the concluded discount rate.

(5)             The preliminary fair value of nonamortizing permits and licenses was estimated under the “multi-period excess earnings” method as previously discussed. Significant assumptions used to estimate the preliminary fair value of nonamortizing permits and licenses under this method include the estimated contributory asset charges and the concluded discount rate.

Amortization related to the identified intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations based on the estimated useful lives above and as further described in Note 4(d). The identified intangible assets and related amortization are preliminary and are based on preliminary valuations prepared by third-party advisors and reviewed by management. As discussed above, the amount that will ultimately be allocated to identified intangible assets and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived. Therefore, the amount of amortization following the Mergers may differ significantly between periods based upon the final value assigned and amortization methodology used for each identified intangible asset.

NOTE 3. PRO FORMA ADJUSTMENTS TO THE CONDENSED COMBINED BALANCE SHEET

(a)         To record cash proceeds from the new Term Loan in excess of amounts used to repay NRCG’s term loan and revolving credit facility and related accrued interest.

$s in thousands	September 30, 2019

Principal amount of new Term Loan	$450,000
Estimated debt issuance costs	(7,718)
Estimated net proceeds from issuance of new Term Loan	442,282
Repayment of NRCG’s term loan	(338,799)
Repayment of NRCG revolving credit facility	(57,000)
Repayment of NRCG’s accrued interest	(1,908)
Total cash pro forma adjustment	$44,575

(b)         To adjust the property and equipment of NRCG to preliminary fair value.

(c)          To record operating and financing lease liabilities and corresponding right-of-use assets in accordance with NRCG’s pro forma adoption of ASU No. 2016-02, Leases (Topic 842), as amended.

(d)         To record the estimated intangible assets of NRCG at preliminary fair value. Goodwill represents the difference between the fair value of the estimated merger consideration and the fair value of the assets acquired and liabilities assumed in the Mergers.

$s in thousands	Intangible Assets	Goodwill

Elimination of historical carrying value	$(72,910)	$(53,003)
Preliminary estimate of fair value	389,000	499,571
Total pro forma adjustment	$316,090	$446,568

(e)          To record repayment of accrued interest on NRCG’s existing term loan and revolving credit facility and to record estimated transaction costs of $25.0 million, net of $8.5 million of accrued transaction costs as of September 30, 2019.

$s in thousands	September 30, 2019

Elimination of NRCG accrued interest from accrued liabilities	$(1,908)
Record estimated transaction costs	16,508
Total accrued liabilities pro forma adjustment	$14,600

(f)           To record issuance of new Term Loan, net of related debt issuance costs and eliminate the NRCG historical debt and related debt issuance costs that have no future economic benefit, as follows:

$s in thousands	September 30, 2019

Issuance of new Term Loan, current	$4,500
Estimated new Term Loan debt issuance costs, current	(1,136)
Repayment of current portion of NRCG long-term debt	(3,431)
Total current portion of long-term debt pro forma adjustment	$(67)
Repayment of NRCG short-term borrowings	$(57,000)

Issuance of new Term Loan, long-term	$445,500
Estimated new Term Loan debt issuance costs, long-term	(6,582)
Repayment of NRCG long-term debt	(335,368)
Elimination of NRCG unamortized debt issuance costs	6,687
Total long-term debt pro forma adjustment	$110,237

(g)         To record estimated net deferred tax liabilities associated with fair value adjustments to property and equipment and intangible assets using an estimated blended federal and state statutory rate of 27% and an estimated increase in NRCG’s historical net deferred tax liability that is expected to be realized in future periods as a result of the Merger.

$s in thousands	September 30, 2019

Deferred tax liability from fair value adjustments to property and equipment and intangible assets	$110,934
Increase in NRCG’s historical net deferred tax liability	3,770
Total deferred income taxes pro forma adjustment	$114,704

(h)         To record the elimination of NRCG’s historical equity balances and the issuance of approximately 9.3 million shares of US Ecology Common Stock issued in the Mergers. Retained earnings were reduced for estimated transaction costs. Estimated transaction costs have been excluded from the unaudited condensed combined pro forma statement of operations as they reflect charges directly attributable to the Mergers that will not have an ongoing impact on the combined company.

$s in thousands	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Loss

Elimination of historical carrying value	$(102,967)	$(4)	$(20,097)	$169,822	$6,588
Issuance of US Ecology Common Stock	—	93	578,397	—	—
Fair value of Replacement Warrants	—	—	44,858	—	—
Fair value of replacement stock options	—	—	543	—	—
Fair value of replacement RSU purchase consideration	—	—	2,141	—	—
Estimated transaction costs	—	—	—	(16,508)	—
Total pro forma adjustment	$(102,967)	$89	$605,842	$153,314	$6,588

NOTE 4. RECLASSIFICATION AND PRO FORMA ADJUSTMENTS TO THE CONDENSED COMBINED STATEMENTS OF OPERATIONS

Reclassification Adjustments

The following reclassification adjustments were made to conform the presentation of NRCG’s historical statements of operations to US Ecology’s presentation:

(a)         To reclassify $26.0 million and $28.7 million of depreciation and amortization from selling, general & administrative expenses to direct operating costs for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

(b)         To reclassify $3.6 million of loss on debt extinguishment from other expense to interest expense for the year ended December 31, 2018.

Pro Forma Adjustments

(c)          To eliminate revenues and the corresponding expenses related to transactions treated as intercompany as a result of the Mergers.

(d)         To record the elimination of historical amortization expense and recognition of new amortization expense related to identifiable intangible assets. The estimated amortization expense is based on the estimated useful lives, which were determined based on a review of the time period over which economic benefit of the intangible asset is estimated to be generated as well as historical experience with similar assets. Amortization of permit-based intangible assets is recorded as a component of direct operating costs while amortization of all other intangible assets are recorded as a component of selling, general and administrative expenses.

$s in thousands	Pro Forma Nine Months Ended September 30, 2019	Pro Forma Year Ended December 31, 2018

Direct operating costs:
Reversal of NRCG’s historical intangible asset amortization	$(5,697)	$(5,931)
Amortization of identified intangible assets	450	600
Total intangible amortization pro forma adjustment	$(5,247)	$(5,331)

Selling, general and administrative expenses:
Reversal of NRCG’s historical intangible asset amortization	$(300)	$(312)
Amortization of identified intangible assets	21,290	28,387
Total intangible amortization pro forma adjustment	$20,990	$28,075

(e)          To record the elimination of historical depreciation expense and recognition of new depreciation expense related to purchased property and equipment. The estimated depreciation expense is based on the estimated useful lives, which were determined based on a review of the time period over which economic benefit of the asset is estimated to be generated as well as historical experience with similar assets. Depreciation of revenue-generating property and equipment assets is recorded as a component of direct operating costs while depreciation of administrative property and equipment assets is recorded as a component of selling, general and administrative expenses.

$s in thousands	Pro Forma Nine Months Ended September 30, 2019	Pro Forma Year Ended December 31, 2018

Direct operating costs:
Reversal of NRCG’s historical property and equipment depreciation	$(20,345)	$(22,764)
Depreciation of purchased property and equipment	14,621	29,241
Total depreciation pro forma adjustment	$(5,724)	$6,477

Selling, general and administrative expenses:
Reversal of NRCG’s historical property and equipment depreciation	$(1,071)	$(1,198)
Depreciation of purchased property and equipment	770	1,539
Total depreciation pro forma adjustment	$(301)	$341

(f)           To record the elimination of nonrecurring transaction costs recognized during the nine months ended September 30, 2019 that are directly related to the Mergers.

(g)         To eliminate the historical interest expense related to NRCG’s borrowings and to record interest expense and amortization of deferred financing costs under the new Term Loan as follows:

$s in thousands	Pro Forma Nine Months Ended September 30, 2019	Pro Forma Year Ended December 31, 2018

Eliminate interest expense on NRCG borrowings	$22,933	$22,122
Estimated interest expense on new Term Loan	(15,320)	(20,600)
Estimated amortization of debt issuance costs on new Term Loan	(845)	(1,136)
	$6,768	$386

Pro forma interest expense on the new Term Loan was calculated based on an estimated effective interest rate of 4.84%. Based on outstanding indebtedness of $450.0 million, if market rates used to calculate interest expense were 1/8% higher, pro forma interest expense would increase by approximately $0.4 million and $0.6 million for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

(h)   To record the tax effect of the pro forma adjustments using an estimated blended federal and state statutory rate of 27%. The statutory rate used for the purpose of calculating pro forma results are not indicative of future effective tax rates of the combined organization. Currently, no adjustments to the unaudited pro forma condensed combined financial information have been made as it relates to limitations on the use of net operating loss deferred tax assets of the combined company, or for decreases to the associated pre-existing valuation allowances. Adjustments to established deferred tax assets and liabilities as well as the recognition of additional deferred tax assets and liabilities may occur in conjunction with the finalization of the purchase accounting and these items could be material.

(i)            Represents the increase in the weighted average shares due to the cancellation of NRCG’s Common Stock and the issuance of 9,296,004 shares of US Ecology Common Stock in connection with the Mergers.

Shares in thousands	Pro Forma Nine Months Ended September 30, 2019	Pro Forma Year Ended December 31, 2018

Cancellation of NRCG common shares	(37,504)	(25,003)
Issuance of US Ecology common shares	9,296	9,296
Total pro forma common share adjustment - basic	(28,208)	(15,707)
Reverse Predecessor US Ecology dilutive shares	—	(159)
Dilutive effect of share-based awards	176	—
Total pro forma common share adjustment - diluted	(28,032)	(15,866)